Mail Stop 4561

          December 27, 2005


      VIA USMAIL and FAX (212) 751 - 3550

Mr. Alan P. Hirmes
Chief Financial Officer
American Mortgage Acceptance Company
625 Madison Avenue
New York, NY 10022

      Re:	American Mortgage Acceptance Company
		Form 10-K for the year ended 12/31/2004
      Filed 3/16/2005
      File Nos. 000-23972

Dear Mr. Alan P. Hirmes:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation.
In our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

American Mortgage Acceptance Company

Note 1 - Summary of Significant Accounting Policies

G) Loan Origination Costs and Fees, page 45
1. We note that you amortize loan original costs and fees on a
straight-line basis over the period of the loans.   Tell us how
you
considered paragraph 18 of SFAS 91 in determining that the straight-line basis was appropriate.

Note 16 - Commitments and Contingencies

B) Guarantees, pages 61 - 63
2. We note that you provide loan guarantees.   In addition, you
state
that the implementation of FIN 46 (R) had no material impact on your
financial statements.   Tell us how you considered paragraphs 5,
14,
and 15 of FIN 46 (R) in determining whether the entities you provide loan guarantees represented a variable interest entity and whether you were the primary beneficiary.

ARCap Investors, L.L.C.

Note 2 - Members` Equity

Series A Preferred Units, page 13

3. We note that ARCap issued Series A Preferred Units that are convertible into Common Units at the Conversion Price in effect on
the Conversion Date.   Tell us how the conversion price is
determined
and how ARCap accounted for the conversion feature and their basis in
GAAP for their treatment.   In your response specifically address
how
they considered SFAS 133 and EITF 00-19 in determining whether the preferred units contain embedded derivatives. In addition, tell us how ARCap considered ASR 268 in determining the appropriate presentation of their Series A Preferred Units.


*    *    *    *


      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3498 if you have questions.



							    Sincerely,



    Linda Van Doorn
    Senior Assistant Chief Accountant



??

??

??

??

Alan P. Hirmes
American Mortgage Acceptance Company
December 27, 2005
Page 1